

June 11, 2014

<u>Via E-mail</u>
Andrew J. Sossen
Chief Operating Officer and General Counsel
Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, Connecticut 06830

Re: Starwood Property Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed February 26, 2014
File No. 001-34436

Dear Mr. Sossen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 81</u>

1. We note your disclosure regarding your acquisition of LNR Property, LLC. In future Exchange Act periodic reports, if you have material asset acquisitions or originations, please provide disclosure regarding the credit quality of such acquisitions or originations as compared to your existing portfolio.

2. We note your disclosure here regarding your hedging activities. In future Exchange Act periodic reports, please provide disclosure regarding the extent of your hedging activities and the extent of the gap between the duration of your swaps and your assets or liabilities or tell us why this disclosure is not material.

Item 15. Exhibits and Financial Statement Schedules, page 180

3.   In your correspondence dated August 9, 2011, we note your response to comment 1 of our comment letter dated August 2, 2011. However, we continue to note that several of the material agreements filed pursuant to Item 601(b)(10) of Regulation S-K have omitted schedules and exhibits. Please file the complete agreements as required by Item 601(b)(10) or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Beth Frohlichstein, Staff Attorney, at (202) 551-3789 or me at (202) 551-3585 with any questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie D. Gorman
Senior Counsel